EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2007	2008	2009	2010	2011	6/30/2012	6/30/2012
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$1,663	$2,015	$1,938	$1,849	$2,367	$2,332	$1,113
Fixed Charges (as below)	1,146	1,240	1,237	1,254	1,209	1,195	602
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(4)	(4)	(4)	(4)	(8)	(6)	-
Total Earnings	$2,805	$3,251	$3,171	$3,099	$3,568	$3,521	$1,715

FIXED CHARGES
Interest Expense	$838	$957	$973	$999	$933	$916	$464
Credit for Allowance for Borrowed Funds Used During Construction	79	75	67	53	63	68	35
Estimated Interest Element in Lease Rentals	225	204	193	198	205	205	103
Preferred Security Dividend Requirements of Consolidated Subsidiaries	4	4	4	4	8	6	-
Total Fixed Charges	$1,146	$1,240	$1,237	$1,254	$1,209	$1,195	$602

Ratio of Earnings to Fixed Charges	2.44	2.62	2.56	2.47	2.95	2.94	2.84